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MAR 18 2019

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSON RICE & COMPANY L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 LOYOLA AVENUE, SUITE 2775
(No. and Street)

NEW ORLEANS	LA	70113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SHERIDAN 504 584-1219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK, SUITE 300	COVINGTON	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARK SHERIDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSON RICE & COMPANY L.L.C., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Johnson Rice & Company L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnson Rice & Company L.L.C. (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Johnson Rice & Company L.L.C.'s financial statement. The Supplemental Information is the responsibility of Johnson Rice & Company L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statement as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2006.

Covington, LA
March 15, 2019

JOHNSON RICE & COMPANY L.L.C.

STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2018
Cash and Cash Equivalents	$ 276,879
Deposits Held by Clearing Broker, Restricted	250,000
Accounts Receivable	44,030
Receivable from Clearing Broker	5,758,414
Securities Owned, Held at Clearing Broker, at Fair Value	122,008
Furniture, Equipment and Leasehold Improvements, Net of Accumulated Depreciation of $989,533 in 2018	45,694
Other Assets	81,496
Total Assets	$ 6,578,521

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Liabilities	$ 661,569
Payable to Clearing Broker	298
Total Liabilities	661,867
MEMBERS' EQUITY	5,916,654
Total Liabilities and Members' Equity	$ 6,578,521

The accompanying notes are an integral part of this financial statement.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Johnson Rice & Company L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through National Financial Services LLC.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2018, all accounts receivable were considered collectable.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets, ranging from three to seven years. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $16,548 for the year ended December 31, 2018.

Major components of furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$ 415,049
Equipment	478,406
Leasehold Improvements	141,772
	1,035,227
Accumulated Depreciation	(989,533)
	$ 45,694

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION
RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*: *Revenue from Contracts with Customers.* The amendments in ASU 2014-09 supersede the revenue recognition requirements in Topic 605, *Revenue Recognition,* and most industry-specific guidance. The general principle of ASU 2014-09 requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration of which the entity expects to be entitled in exchange for those goods or services. The guidance sets forth a five step approach to be utilized for revenue recognition. ASU 2014-09, as deferred by ASU 2015-14, is effective for annual reporting periods that began after December 15, 2017, including interim periods within that reporting period. The FASB also issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*; ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*; ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients*, all of which were issued to improve and clarify the guidance in ASU 2014-09.

We adopted the new revenue standard on January 1, 2018 and recognized no change in capital as the cumulative effect of this accounting change. We elected to adopt the new guidance using a modified retrospective approach. Accordingly, the new revenue standard will be applied prospectively in our financial statements from January 1, 2018 forward and reported financial information for historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods. No revenue was recorded in the current year that related to performance obligations satisfied in the prior year.

The new revenue guidance did not impact revenue associated with financial instruments, including securities that are accounted for under other U.S. GAAP, and as a result, did not have an impact on the elements of our Statement of Operations most closely associated with financial instruments, including Commission Income revenues.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

The new revenue standard primarily impacts the following:

Investment Banking Revenues. Investment banking revenues include underwriting and advisory fees. Investment banking revenues include fees from securities offerings in which the Company acts as an underwriter or agent. These fees are recognized at a point in time on a trade date basis as the customer obtains control and benefit at that point. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Advisory fees from merger and acquisition services are recognized at a point in time. Advisory fees from restructuring services are recognized over time using a time elapse measure of progress as the customer receives the benefit of the service provided.

Research Revenues. Revenue associated with providing research to customers is recognized upon receipt unless covered by a contract. Research product covered by contract is recognized at a point of time specified by contract when invoiced, as the performance obligation has been met.

Investment Banking Underwriting and Advisory Expenses. Expenses have historically been recorded net of client reimbursements and/or netted against revenues. Under the new revenue standard, all investment banking expenses will be recognized within their respective expense category. Any expense reimbursements will be recognized as Investment Banking revenues (i.e., expenses are no longer recorded net of client reimbursements and are not netted against revenues).

There was no significant impact as a result of applying the new revenue standard to our financial statements for the year ended December 31, 2018, except as it relates to the presentation of investment banking income and related expenses.

NOTE B

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $250,000. At December 31, 2018, $250,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE C

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents uncollected commissions and fees due from brokers and funds held at clearing broker.

NOTE D

SECURITIES

Securities owned, held at clearing broker, and securities sold, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2018, are summarized as follows:

	2018
Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 122,008
	$ 122,008

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTE D – SECURITIES (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018.

The valuation of the Company's investments by the above fair value hierarchy is as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2018				
Assets				
Securities Owned, Held at Clearing Broker				
Corporate Stocks				
Industrial Goods	$ 66,708	$ 66,708	$ -	$ -
Basic Materials	55,300	55,300	-	-
	$ 122,008	$ 122,008	$ -	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

NOTE E

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the Statement of Financial Condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's Statement of Financial Condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the Statement of Financial Condition.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The company is at risk for any loss realized in completing transactions for its customers. At December 31, 2018, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

NOTE E – COMMITMENTS AND CONTINGENCIES (Continued)

The Company leases office space under an operating lease expiring in June 2020. Also, the Company has a quotation services contract that will be in effect through 2022.

Future minimum office lease payments are as follows:

2019	239,040
2020	119,520
Total	$ 358,560

Future minimum quotation services payments are as follows:

2019	310,710
2020	131,160
2021	90,000
2022	60,000
Total	$ 591,870

The office lease contains a provision for escalation charges. The Company calculates this provision on a straight-line basis evenly over the lease. Rent expense for office space and quotation services, totaled $687,370 for the year ended December 31, 2018.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE F

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. In 2018, the Company did not choose to make a discretionary contribution to the plan on behalf of members and employees. The Company has the right to contribute in the future.

NOTE G

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

NOTE G – NET CAPITAL REQUIREMENTS (Continued)

At December 31, 2018, the Company had net capital of $5,727,133, which was $5,477,133 in excess of its required net capital of $250,000 . The Company's ratio of aggregate indebtedness to net capital was 0.1156 to 1 at December 31, 2018.

NOTE H

DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through National Financial Services LLC on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and National Financial Services LLC, National Financial Services LLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As National Financial Services LLC's right to charge the Company has no maximum amount and applies to all trades executed through National Financial Services LLC, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of National Financial Services LLC and all counterparties with which it conducts business.

NOTE I

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should National Financial Services LLC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of National Financial Securities LLC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

NOTE J

INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the FASB ASC, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2015 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2018.

NOTE K

SUBORDINATED BORROWINGS

During 2018, the Company had available a revolving line of credit from a bank totaling $15,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance is drawn on the line. The line is unsecured, is guaranteed by the Company's members, and matured on March 30, 2018. There were no outstanding borrowings against the line of credit at December 31, 2018.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE L

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 15, 2019, the date these financial statements were available to be issued, and determined that no events occurred that require disclosure.

NOTE M

CONTRACT BALANCES

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when the revenue is recognized prior to payment and has an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $44,030 at December 31, 2018.

NOTE N

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued new guidance that affects the accounting and disclosure requirements for leases. The FASB requires the recognition of all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. A significant portion of the population of contracts that will be subject to recognition on our Consolidated Statements of Financial Condition have been identified; however, their initial measurement still remains under evaluation. We are currently modifying certain of our lease accounting systems to enable us to comply with the accounting requirements of this guidance. In July 2018, the FASB issued additional guidance on leases which allows an entity to recognize a cumulative-effect adjustment to the opening balance of retained earnings upon adoption. The guidance is effective for annual and interim periods beginning after December 15, 2018. We plan on adopting the lease standard in the first quarter of fiscal 2019 with a cumulative-effect adjustment to opening retained earnings in the period of adoption. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION
December 31, 2018

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 5,916,654
Deductions and/or Charges	
Non-Allowable Receivables	44,030
Furniture, Equipment, and Leasehold Improvements, Net	45,694
Other Assets	81,496
Net Capital Before Haircuts on Securities Positions	5,745,434
Haircuts on Securities	(18,301)
Net Capital	$ 5,727,133
AGGREGATE INDEBTEDNESS	$ 661,867
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 250,000
Excess of Net Capital	$ 5,477,133
Net Capital Less Greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 5,427,133
Ratio: Aggregate Indebtedness to Net Capital	.1156 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 5,727,133
Net Capital Per Above	$ 5,727,133

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION
December 31, 2018

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2018, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Johnson Rice & Company L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Johnson Rice & Company L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

JOHNSON
RICE &
COMPANY
L.L.C.
INVESTMENT SECURITIES

EXEMPTION REPORT

EXEMPTIVE PROVISIONS UNDER RULE 15C3-3 – I, Mark Sheridan, Manager of Johnson Rice & Company L.L.C. ("Johnson Rice"), do hereby certify and attest that, to the best of my knowledge and belief the following statement is true and correct: Johnson Rice meets the identified exemption provision in §240.15c3-3 (k)(2)(ii) in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, and that it met this exemptive provision throughout the most recent fiscal year without exception.

Mark Sheridan, Manager

639 Loyola Avenue • Suite 2775 • New Orleans, Louisiana 70113 • (504) 525-3767

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Johnson Rice & Company L.L.C.

We have reviewed management's statements, included in the accompanying Johnson Rice & Company L.L.C. Exemption Report, in which (a) Johnson Rice & Company L.L.C. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Johnson Rice & Company L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Johnson Rice & Company L.L.C. stated that Johnson Rice & Company L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Rice & Company L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Rice & Company L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 15, 2019